

BROWN SHOE

EVERY PERSON, EVERY DAY, EVERY MOMENT

Investor Update

BROWN SHOE COMPANY, INC.

April 2008

This investor update contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) the preliminary nature of estimates of the costs and benefits of the Earnings Enhancement Plan, which are subject to change as the Company makes decisions and refines these estimates over time; (ii) potential disruption to the Company's business and operations as a result of the Company's decision to relocate positions from its Madison, Wisconsin office to its St. Louis, MO headquarters; (iii) intense competition within the footwear industry; (iv) rapidly changing consumer demands and fashion trends and purchasing patterns, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (v) customer concentration and increased consolidation in the retail industry; (vi) the Company's ability to successfully implement its Earnings Enhancement Plan, including the relocation of functions to St. Louis, MO and the Company's ability to attract and retain talent; (vii) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (viii) the Company's ability to attract and retain licensors and protect its intellectual property; (ix) the Company's ability to secure leases on favorable terms; (x) the Company's ability to maintain relationships with current suppliers; (xi) the uncertainties of pending litigation; and (xii) the Company's ability to successfully execute its international growth strategy. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report for the year ended February 2, 2008, which information is incorporated by reference herein. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

- *April 29, 2008*



NOTE:
Full-Year and First Quarter 2008 guidance was issued on March 5, 2008 and has not been updated. Estimates related to the Company's relocation of its Madison office were issued on April 10, 2008 and have not been updated.

BROWN SHOE FITS THE WORLD…

with lifestyle footwear that expresses the individual consumer's fashion sensibility. Whether at play, at work or on the town, people trust Brown Shoe's signature brands to walk them through the stories of their lives.

Brown Shoe is proud to offer a compelling family of footwear brands that reveal an intrinsic understanding of its consumers at every stage of their lives. Each shoe is an intuitive yet calculated response to the needs, desires and distinctive personalities of men, women and children passionate about substance and style.

Every day, people around the globe put on shoes before stepping out into the world. Every day, Brown Shoe works diligently to design and deliver brands that strengthen its highly personal connection to consumers. Brown Shoe delivers an expertly crafted business model – across retail, e-commerce and wholesale – built on a global platform of integrated business systems and diverse distribution channels.

Future-focused and innovative, Brown Shoe listens carefully and thoughtfully, evolving brands that give our customers the confidence to be themselves...

every person,

every day,

every moment.



Brown Shoe - $2.4 Billion in Sales for 2007



Total BWS
Direct-to-Consumer
$110 million
(Includes FamousFootwear.com,
Naturalizer.com, Naturalizer Catalog,
Shoes.com)

67% Retail

Specialty Retail
Appx. 300 stores
in the U.S.
$263 million

Famous Footwear

Appx. 1,100 retail
stores in the U.S.
$1.3 billion

Wholesale
$784 million

33% Wholesale

Spec. Stores
18%

Dept. Stores
22%

Mid-Tier
23%

Mass
37%

Brown Shoe Platform

A greatly connected footwear company with an integrated, synergistic wholesale-retail platform


RETAIL
WHOLESALE
ECOMMERCE
BROWN SHOE closet
VIA SPIGA
FRANCO SARTO
ETIENNE AIGNER
factory brand shoes
brand name shoes for less
CARLOS
Famous Footwear
Dr Scholl's FOOTWEAR
naturalizer
Buster Brown
LifeStride
THE Dr Scholl's ORIGINAL
shoes.com

- Appx. 1,400 total retail doors – appx. 1,100 Famous Footwear, appx. 300 Naturalizer, Brown Shoe Closet, FX LaSalle, and branded concepts. 130 million consumer visits per year
- 2,000 retail customers served across our branded and private label/brand divisions
- Integrated ecommerce platform for all BWS brands – including 3rd largest pureplay internet footwear retailer in Shoes.com. 30+ million e-visitors per year

- World class global sourcing network. Sourced 76 million pairs at wholesale and sold 40 million at retail
- All BWS brands play across BWS retail/ecommerce concepts
- 13% to 15% of Famous Footwear sales from BWS brands
- Front-end / Back-end perspective from retail and wholesale provides greater insights to consumer desires and understanding of trends
- Cross-skilled talent base

Brown Shoe Platform

Power of the Integrated Wholesale/Retail Model ➜ Driving Growth, Profitability, and Value Creation

Control the Customer Experience	• Fragmentation of the consumer has significantly expanded the matrix of style preferences and retail options • Integrated model allows a wide variety of brands in the "right" channel
Maximize the Value of Footwear Expertise	• Consumer contact and feedback at retail and ecommerce stimulates and accelerates the design process • Improves ability to stay "on-trend" across segments
Own the Entire Margin	• Capturing greater product margin on owned brands through owned retail • Careful balance to minimize channel conflict
Leverage Infrastructure	• Optimizes supply chain and distribution • Leverages shared resources and costs • Increases scale
Diversify the Business Model	• Removes volatility through portfolio of retail and wholesale brands • Maximizes returns on capital





Brown Shoe Portfolio

*Source: NPD. 12 months ending February 1, 2008. This NPD data is confidential and proprietary and cannot be reproduced or disseminated by third parties without prior written consent.

	Fashion *Domestic Sales = $32.7B**	Athletic *Domestic Sales = $10.8B**
Salon		
Bridge	VIA SPIGA	shoes.com
Impulse	Sam Edelman; CARLOS by Carlos Santana	
Better	FRANCO SARTO; Brown Shoe closet; Reba; Etienne Aigner	
Moderate	naturalizer; naturalsoul by naturalizer; LifeStride	
Junior	The Dr. Scholl's Original	Famous Footwear; brand shoes
Comfort	Traction — Dr. Scholl's Inside; Buster Brown kids only. fun.	
Mass	Buster Brown & Co.	Dr. Scholl's Footwear — Private Label / Brand

EVERY PERSON, EVERY DAY, EVERY MOMENT

BROWN SHOE

7

Brown Shoe Vision

Brown Shoe is the leading fashion footwear marketer, winning loyal customers with compelling global brands.

Doubling our rate of profitability while doubling our sales over the next five years.

























VIA SPIGA
The Dr. Scholl's Original
Carlos by Carlos Santana
Famous Footwear
shoes.com
naturalizer
LifeStride
Etienne Aigner
Franco Sarto
Nickels Soft
Buster Brown kids only. Fun.
Dr. Scholl's Footwear
Reba
Brown Shoe closet
factory brand shoes brand name shoes for less
naturalSoul by naturalizer

Growth and Profit Drivers



1. **Build powerful consumer brands**
   - Grow brand equity of flagship brands
   - Test, incubate, and grow new brands
   - Search for strategic opportunities that fit our growth criteria

2. **Drive brands through owned retail**
   - Leverage vertical & multi-channel businesses
   - Maximize owned-distribution and owned-branded assets

3. **Expand our brands to global markets**
   - Extend existing brands to international markets
   - Build and acquire brands with international demand

4. **Penetrate growth markets**
   - Target new and fast-growing markets and channels of distribution

5. **Drive operational excellence and maximize synergies**
   - Earnings Enhancement Plan, Real Estate Strategy, Consumer-Driven Model, Inventory Management
   - Implementing enterprise-wide information systems to support and leverage our operations

Investing over $1 billion in Talent, Stores, Systems, and Marketing over the next five years

Famous Footwear
"Shoe Love Is True Love"

- Growth opportunity to a minimum of 1,500 doors. As new stores mature, operating performance will improve across the store base
- Real estate strategy to maximize markets
- Leading inventory management disciplines
- Leveraging multi-channel platform
- Using technology to redefine service
- Vertical synergy ➜ 13% - 15% of sales from Brown Shoe brands. Retail growth feeds Wholesale growth
- Approximately 54% of sales are driven by our rewards program





Naturalizer

"Beautiful Feels So Good"

- Extended brand essence to new categories and consumer touchpoints
- Tightly-targeted consumer communications
- Sell-through model; fresh trend-right product
- Improved product delivered when she wants to buy
- All-in brand (retail and wholesale combined) contributes double-digit operating margins
- Global expansion – next 5 years, through combination of joint venture and licenses, 400 Naturalizer stores will be opened in China and the Far East, as well as an additional 32 new stores in Japan. Potential for a total 700 – 750 Naturalizer stores outside of US in next 5 years
- Launched Natural Soul in Kohl's in 2007



“My Own Private
Shoe Store”
SHOES.com
SHOES.com

Direct To Consumer

- Growth by winning in new and emerging markets
- $350 to $450 million opportunity in next 5 years
- Integrated platform. Consolidated Shoes.com into St. Louis in 2007
- Re-launched Shoes.com in Spring 2008
- Branded web sites and multi-channel opportunities



SHOES.com
Never ignore a shoe craving.
naturalizer
all handbags on sale
Famous Footwear
new arrivals sale
free
skate shop

Brown New York

VIA SPIGA   *Sam Edelman*

FRANCO SARTO   ⋒ ETIENNE AIGNER

- Provides fashion halo to portfolio
- Strong emotional connection with consumer
- Fashion, Style Credibility, Talent
- Brand extension and lifestyle potential
- Expect double-digit sales increase in 2008





Dr. Scholl's®

- Innovation and technology
- High brand recognition and strong equity
- Partnerships with Wal-Mart and Schering-Plough
- Extending asset into new categories and channels
    - Original Dr. Scholl's
    - Feel Crazy Green – sustainability product
    - Dr. Scholl's Studio – Mid-Tier brand extension
- Growth through Brown Shoe vertical model at Famous Footwear






Positioning For Growth



Survival

- Reorganization of Executive Team
- Focus on core activities
- Secured financing and stabilized liquidity

Rebuild

- IMPACT
- Key management changes
- 1st Naturalizer re-sizing and reorganization

Improving Core Competencies

- Strategy development
- Good to Great disciplines
- Portfolio Management

Increasing Prospects for Profitability

- Focus on best brands and market opportunities
- Consumer-Driven Wholesale Model
- Integrated, efficient business model
- Naturalizer turnaround
- Bennett acquisition

Sustainable Growth

- Growing portfolio
  - Organic
  - Consolidation
- Earnings Enhancement Plan
- Brown NY integration
- Madison relocation
- Accelerating Famous growth
- International Opportunities – China, Japan
- Edelman investment

1997

2008

Appendix



Non-GAAP Financial Measures

In the following pages, the Company's financial results and measures are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, as well as Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA), which are non-GAAP financial measures. In addition, the Company provides financial data for certain of its Famous Footwear stores, including sales per square foot, total sales, operating earnings, EBITDA, cash investments, and return on investment, which are non-GAAP financial measures. These results and measures are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These results and measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Recent Events



On April 10 2008, announced the relocation of Madison office to St. Louis

This move will create one greatly connected footwear company
- Will aid in achieving our vision of being a leading footwear marketer and doubling our rate of profitability while doubling sales, as it will foster collaboration, increase speed-to-market and strengthen our connection with consumers

The transition will begin during the second quarter and be substantially complete by the end of the third quarter of 2008
- All of the 270 Madison-based employees have been offered jobs and relocation assistance or severance and outplacement assistance

We expect to incur pre-tax expenses of $25 to $30 million ($0.37 to $0.44 per diluted share) to implement the transition. Cost breakdown is expected to be as follows:

Expense Category	Estimate of Pre-Tax Expenses
People-related costs, including relocation, retention incentives and severance	$15 - $16 million
Fixed asset write-offs (non-cash)	$4 - $5 million
Lease termination costs	$4 - $6 million
Other	$2 - $3 million
Total	$25 - $30 million

Under various state economic development programs, we will collaborate with public partners to avail ourselves of eligible incentives totaling more than $43 million related to training and job creation and redevelopment of our Clayton site
- Our growth plan anticipates relocating or creating 500 - 700 new jobs over the next several years
- Intend to redevelop our 12-acre property over next few years to build a new international headquarters and multi-use retail and residential facilities. Working with our development partners, we anticipate a potential monetization of existing assets and an operating leaseback of the new facility or a portion of the existing property.

First Quarter 2008 & Full Year Guidance

Guidance was issued on March 5, 2008 and has not been updated

The below figures do not reflect the impact of costs related to the Madison relocation

Consolidated Sales:	2008 estimated	2007 actual
First Quarter	$575 - $585 million	$566 million
Full Year	$2.50 - $2.55 billion	$2.36 billion
EPS:		
First Quarter	$0.07 to $0.11	$0.22
Full Year	$1.52 to $1.62	$1.37

Other Annual Estimates:

Consolidated Tax Rate:	30% to 31%
Famous Footwear	
Same-Store Sales:	Flat to -2% for the year; -3% to -5% for Q1
Store Openings:	100 to 110 openings and approximately 40 closings
Wholesale:	Wholesale sales are expected to increase mid-single digits for the year and increase low-single digits in Q1 as we expect retailers to remain cautious on reorders and shipping windows
Capital Expenditures:	$75 to $85 million, reflecting new and remodeled stores, logistics network and other infrastructure, and non-ERP information systems upgrades
Other:	Increase in marketing investments of $16 million during the year and targeted annual incentive compensation costs of $21 million

Sales and EPS – 2003 to Estimated 2008
Guidance was issued on March 5, 2008 and has not been updated





Charges and recoveries included in net earnings and EPS for 2006 & 2007 are listed in Reconciliation of GAAP Net Earnings to Adjusted Net Earnings on pg. 25.

NOTE: Please see page 16 for language regarding non-GAAP financial data

EVERY PERSON, EVERY DAY, EVERY MOMENT

BROWN SHOE

Review of BWS Financials

(all $'s in millions except EPS)

	52 Weeks Ended Feb. 2, 2008	53 Weeks Ended Feb. 3, 2007	% Chg.
Sales	$2,359.9	$2,470.9	-4.5%
Net Earnings			
GAAP	$60.4	$65.7	-8.0%
Adjusted	$72.8	$71.0	2.5%
EPS			
GAAP	$1.37	$1.51	-9.3%
Adjusted	$1.65	$1.63	1.2%
Gross Margin	40.0%	39.3%	
Debt/Cap*	22.8%	22.4%	
EBITDA**	$146.5	$157.4	-6.9%

* See page 23 for Debt/Cap reconciliation table
**See page 24 for EBITDA reconciliation table

NOTE: Please see page 16 for language regarding non-GAAP financial data

EVERY PERSON, EVERY DAY, EVERY MOMENT

BROWN SHOE

Earnings Enhancement Plan:
Savings of $26 million to date

Key Accomplishments in 2007:

Reorganization of Brown Shoe Retail and associated consolidation of key functions:
- Blended all retail field operations and store support functions, across all retail formats
- Created enterprise-wide D2C organization, including relocation of Shoes.com organization to St. Louis

Continued reorganization of key Wholesale operations:
- Completed Brown New York reorganization and redevelopment of core merchandising functions

Consolidation of total corporate real estate and organizational locations:
- Needham office, Dover Distribution Center, LA office (in Shoes.com relocation), Satellite sourcing offices (Italian offices, Taiwan office, Brazil house)

Executed other key operating efficiency initiatives:
- Reorganized corporate and divisional finance functions
- Increased leverage of non-trade spend (e.g. indirect procurement)
- Achieved budgeted inventory turns due to retail inventory optimization initiative

Remaining key areas of focus:
- Distribution Network - made decision to open west coast Retail DC, enabling improved operating efficiencies across our retail supply chain
- Headquarters consolidation - decision to join Madison and St. Louis offices announced in April 2008
- Enterprise-wide information systems to support and leverage our sourcing, wholesale, retail, and corporate operations



EVERY PERSON, EVERY DAY, EVERY MOMENT

BROWN SHOE

Capital Expenditure Schedule

(all $'s in millions)

	2008 Est.		2007
New Stores	$ 22.0 to	$ 24.0	$ 22.8
Remodel	19.0 to	23.0	13.8
Logistics	22.0 to	22.0	0.1
Infrastructure (Incl. IT hardware)	12.0 to	16.0	4.8
Total	$ 75.0 to	$ 85.0	$ 41.5

Debt to Capital Ratio

($'s in millions, except for Dept to Capital Ratio)

Debt to Capital Ratio	2007	2006	2005	2004	2003	2002
Total Debt Obligations*	$ 165	$ 151	$ 200	$ 142	$ 120	$ 152
Total Shareholders' Equity	559	524	434	391	350	292
Total Capital	$ 724	$ 675	$ 634	$ 533	$ 470	$ 444
Debt to Capital Ratio**	22.8%	22.4%	31.5%	26.6%	25.4%	34.3%

* Total Debt Obligations include long term debt, borrowings under revolving credit agreement and capital lease obligations.

** Total Debt Obligations divided by Total Capital

NOTE: Please see page 16 for language regarding non-GAAP financial data

EVERY PERSON, EVERY DAY, EVERY MOMENT

BROWN SHOE

EBITDA Reconciliation

(all $'s in millions)

	2007	2006
Operating Profit	$ 95.7	$ 108.1
Depreciation & Amortization *	50.8	49.3
EBITDA	$ 146.5	$ 157.4

* Depreciation and amortization excludes amortization of debt issuance costs in the amount of $1.5 million in both 2007 and 2006

NOTE: Please see page 16 for language regarding non-GAAP financial data

EVERY PERSON, EVERY DAY, EVERY MOMENT

BROWN SHOE

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings (2007 vs. 2006)

($'s in thousands)	2007		2006	
	Net Earnings	EPS	Net Earnings	EPS
GAAP Net Earnings	**$60,427**	**$1.37**	**$65,708**	**$1.51**
Charges/Other Items:				
Earnings Enhancement Plan	12,351	0.28	3,927	0.09
Bass Exit Costs	-	-	2,337	0.05
Insurance Recoveries, Net	-	-	(1,007)	(0.02)
Adjusted Net Earnings	**$72,778**	**$1.65**	**$70,965**	**$1.63**

NOTE: Please see page 16 for language regarding non-GAAP financial data

Review of Segment Financials

($'s in millions)	Fiscal 2007 52 Weeks Ended Feb. 2, 2008	Fiscal 2006 53 Weeks Ended Feb. 3, 2007	% Chg.
Famous Footwear			
Sales	$1,313.2	$1,282.2	2.4%
Operating Profit	$84.1	$89.8	-6.3%
Same-Store Sales	-0.6%	3.4%	
Specialty Retail			
Sales	$263.2	$257.9	2.0%
Operating Profit*	-$8.2	-$3.8	-115.8%
Same-Store Sales	-0.9%	2.1%	

Includes Earnings Enhancement Plan costs of $3.8 million in 2007 compared with $1.1 million in 2006

Wholesale			
Sales	$783.5	$930.8	-15.8%
Operating Profit**	$67.5	$71.0	-4.8%

***Includes $4.2 million in costs associated with the Earnings Enhancement Plan in 2007 compared with $3.6 million in 2006 and an additional $3.8 million in 2006 of Bass exit costs*

NOTE: Please see page 16 for language regarding non-GAAP financial data

EVERY PERSON, EVERY DAY, EVERY MOMENT

BROWN SHOE

Wholesale Portfolio - 2007



ETIENNE AIGNER

NICKEls soft

VIA SPIGA

Private Label /
Private Brand

FRANCO SARTO

CARLOS

Children's
Buster Brown

naturalizer

Dr. Scholl's FOOTWEAR

LifeStride

Famous Footwear: Sales by Category 2007

Athletic Product = 43%
Fashion Product = 57%



Accessories

5%

15%
Athletic

Women's

30%

Kid's
Athletic

8%

6%

16%

Men's

Athletic

20%

Famous Footwear: Rewards Program

Through increased focus on customer relationship management, the Famous Footwear Rewards Program has shown continued improvement and currently contributes more than 50% of Famous Footwear sales. The Rewards customer spends more per transaction, buys more units per transaction, and buys more often. The retention rate is approximately 50%.

Famous Footwear Rewards - Active Members
(defined as purchased in past 12 months)



Famous Footwear: Store Maturity

2007 Sales per Square Foot



NOTE: Please see page 16 for language regarding non-GAAP financial data

Famous Footwear: New Store Sales Performance

Represents average sales per square foot results for all stores opened during the 2001-2006 period



NOTE: Please see page 16 for language regarding non-GAAP financial data

BROWN SHOE

Famous Footwear: Unit-level Store Economics
(all $'s in thousands)

2007 Operating Performance		
(Average store for all stores more than 2 yrs old)		
Sales	$ 1,317	
$ per Square Ft.	$ 188	
		% of Sales
Operating Earnings	98	7.4%
EBITDA	$ 118	8.9%

Cash Investment	
(Average for stores opened during last 3 years)	
Fixed Assets	$ 176
Tenant Allowances	(98)
Inventory	218
Accounts Payable	(60)
Net Cash Investment	$ 236

Return on Investment	
EBITDA	$ 118
Cash Investment	$ 236
Return on Investment	50%

NOTE: Please see page 16 for language regarding non-GAAP financial data



naturalizer - Global Expansion

Current and future international store base

	2007	**2012 Est.**
US	133	
Canada	120	
*Central & S. America	25	
*Pacific Rim	38	
**China	26	
Total	342	700 - 750

*All Central and South American and Pacific Rim stores are franchised
**21 of the 26 China stores are franchised by the B&H Footwear joint venture to an affiliate of Hongguo International as part of JV agreement

Current Domestic Markets
Current International Markets
2008-2012 International Markets